Tandem Diabetes Care, Inc.

11045 Roselle Street

San Diego, CA 92121

March 20, 2017

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Caleb French

Re:	Tandem Diabetes Care, Inc.

Registration Statement on Form S-1 (File No. 333-216531)

Acceleration Request

Requested Date:	March 22, 2017
Requested Time:	4:00 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Tandem Diabetes Care, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statements on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, unless you are notified by telephone or in writing to the contrary by the Company prior to such “Requested Date” and “Requested Time.” In the event you are so notified, you will be contacted either by Ryan C. Wilkins, an attorney with the Company’s outside legal counsel, Stradling Yocca Carlson & Rauth, P.C., or by myself.

The Company hereby acknowledges that:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Commission have questions regarding any of the foregoing, please do not hesitate to contact Mr. Wilkins, via telephone at (949) 725-4115 or via email at rwilkins@sycr.com, or in his absence, please contact me via telephone at (858) 255-6380 or via email at dberger@tandemdiabetes.com.

We respectfully request that you contact Mr. Wilkins via telephone as soon as the Registration Statement has been declared effective.

Sincerely,

TANDEM DIABETES CARE, INC.

/s/ David B. Berger

David B. Berger
General Counsel

cc:

Tandem Diabetes Care, Inc.

Kim D. Blickenstaff, Chief Executive Officer

John Cajigas, Chief Financial Officer

Clifford Chance US LLP

Alejandro E. Camacho, Esq.

Per B. Chilstrom, Esq.

Stradling Yocca Carlson & Rauth, P.C.

Bruce Feuchter, Esq.

Ryan C. Wilkins, Esq.